UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Ceres, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

156773103
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)

[   ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156773103		13G

1.		Name of Reporting Person: Gimv N.V.
2.		Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.		SEC Use Only
4.		Citizenship or Place of Organization: Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.		Percent of Class Represented by Amount in Row (9): 0.0%
12.		Type of Reporting Person (See Instructions): CO

CUSIP No. 156773103		13G

1.		Name of Reporting Person: Adviesbeheer Gimv Life Sciences 2004 N.V.
2.		Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.		SEC Use Only
4.		Citizenship or Place of Organization: Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.		Percent of Class Represented by Amount in Row (9): 0.0%
12.		Type of Reporting Person (See Instructions): CO

Item 1.	(a). Name of Issuer Ceres, Inc. (the “Issuer”) (b). Address of Issuer’s Principal Executive Offices: 1535 Rancho Conejo Boulevard, Thousand Oaks, CA 91320
Item 2(a). Item 2(b). Item 2(c).
Name of Person Filing
Address of Principal Business Office
Citizenship

(i) Gimv N.V. (“Gimv”)
Karel Oomsstraat 37, B-2018 Antwerpen, Belgium
Citizenship: Belgium naamloze vennootschap

(ii) Adviesbeheer Gimv Life Sciences 2004 N.V. (“Adviesbeheer Gimv 2004”)
Karel Oomsstraat 37, B-2018 Antwerpen, Belgium
Citizenship: Belgium naamloze vennootschap

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 (the “Shares”)
Item 2(e).	CUSIP Number: 156773103
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: This Item 3 is not applicable.
Item 4.
Ownership.
(a) Amount beneficially owned:

As of December 31, 2014, each of the Reporting Persons may be deemed the beneficial owner of 0 Shares.
(b) Percent of class:

As of December 31, 2014, each of the Reporting Persons may be deemed the beneficial owner of 0.0% of Shares outstanding.
(c) Number of Shares as to which the Reporting Person has:

                           Gimv:

(i) Sole power to vote or to direct the vote:
       0
(ii) Shared power to vote or to direct the vote:
       0
(iii) Sole power to dispose or to direct the disposition of:

               0

(iv) Shared power to dispose or to direct the disposition of:
       0

                   Adviesbeheer Gimv 2004:

(v) Sole power to vote or to direct the vote:
       0
(vi) Shared power to vote or to direct the vote:
       0
(vii) Sole power to dispose or to direct the disposition of:
       0
(viii) Shared power to dispose or to direct the disposition of:
       0

Item 5.
Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. This Item 6 is not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. This Item 7 is not applicable.
Item 8.	Identification and Classification of Members of the Group. This Item 8 is not applicable.
Item 9.	Notice of Dissolution of Group. This Item 9 is not applicable.
Item 10.	Certification.
Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GIMV N.V.

By:	/s/ Alain Grillaert	/s/ Edmond Bastijns
Name:	Alain Grillaert	Edmond Bastijns
Title:	Gimv Partner	Gimv Partner

ADVIESBEHEER GIMV LIFE SCIENCES 2004 N.V.

By:	/s/ Alain Grillaert	/s/ Edmond Bastijns
Name:	Alain Grillaert	Edmond Bastijns
Title:	Gimv Partner	Gimv Partner

Dated: February 24, 2015